UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2015

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova to Present at Jefferies Global Technology, Media and Telecom Conference”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2015	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova to Present at Jefferies Global Technology, Media and Telecom Conference

Rehovot, Israel, April 29, 2015 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today announced that Dror David, Chief Financial Officer, will present at the Jefferies 2015 Global Technology, Media & Telecom Conference on Thursday, May 14th , 2015 at 10:30 a.m. ET.

Mr. David will be available during the day, on May 14th, for one-on-one meetings. To schedule a one-on-one meeting, please contact your Jefferies representative or Miri Segal of Hayden/ MS-IR at msegal@ms-ir.com. A live webcast of the presentation will be available at http://wsw.com/webcast/jeff87/nvmi. This webcast will be archived for 90 days following the live presentation.

The conference is being held on May 12th-14th, 2015, in Miami, FL. To register for the conference, please contact your Jefferies representative. You must be pre-registered in order to attend the conference.

About Jefferies 2015 TMT Conference

Following the success of last year’s event, with over 160 participating companies and over 650 attendees, the conference will again feature an extensive range of public & private companies across the TMT landscape in a comprehensive and informative format.

The three day conference will be comprised of company presentations from leading global TMT companies as well as thematic panels, keynotes and investor meetings. This global gathering of institutional investors, private equity investors, VCs and senior executives will address trends and developments within the TMT sectors, as well as near- and long-term investment opportunities.

About Nova: Nova Measuring Instrument Ltd. delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.